KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

October 16, 2020

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Gateway Garage Partners LLC Offering Statement on Form 1-A CIK No. 0001812641

Dear Ms. Gorman:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on September 21, 2020 (the “DOS”), as set forth in your letter dated October 8, 2020 addressed to Mr. Charles Follini, the President of the Company (the “Comment Letter”).  The Company is concurrently submitting its Offering Statement on Form 1-A (the “Offering Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the DOS, and page references in the response refer to the Offering Statement.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

Amendment No. 3 to Draft Offering Statement on Form 1-A

Information Provided to the Service Provider, page 29

1.	We note your response to comment 3 and reissue it in part. Please disclose what actions the service provider may take if there is a failure to comply. Additionally, please disclose the fee to be paid to the service provider.

RESPONSE: In response to the Staff’s comment, the Company has revised the language on pages 5 and 29 to provide the requested disclosure.

October 16, 2020 Page 2

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles Follini

Gateway Garage Partners LLC